Exhibit 99.3

Execution Version

ALGONQUIN POWER & UTILITIES CORP.

as Issuer

and

TSX TRUST COMPANY

as the trustee, the registrar and the transfer agent

FIRST SUPPLEMENTAL INDENTURE

PROVIDING FOR THE ISSUE OF

5.250% FIXED-TO-FIXED RESET RATE JUNIOR SUBORDINATED

NOTES SERIES 2022-A DUE JANUARY 18, 2082

Dated as of January 18, 2022

TABLE OF CONTENTS

		PAGE

ARTICLE 1

INTERPRETATION

SECTION 1.1.	Definitions	1
SECTION 1.2.	Interpretation Not Affected By Headings, etc.	5
SECTION 1.3.	Incorporation of Certain Definitions	6
SECTION 1.4.	Definition of “this Indenture”	6

ARTICLE 2

THE NOTES

SECTION 2.1.	Designation and Principal Amount	6
SECTION 2.2.	Terms of Notes	6
SECTION 2.3.	Form of Notes	7
SECTION 2.4.	Registrar and Transfer Agent, Paying Agent and Calculation Agent	8
SECTION 2.5.	Additional Amounts	8

ARTICLE 3

REDEMPTION AND PURCHASE FOR CANCELLATION OF THE NOTES

SECTION 3.1.	Redemption of Notes at the Option of the Issuer	8
SECTION 3.2.	Notice to Trustee	9
SECTION 3.3.	Early Redemption upon a Tax Event	9
SECTION 3.4.	Early Redemption upon a Rating Event	9
SECTION 3.5.	Notice of Redemption	9
SECTION 3.6.	Purchase of the Notes for Cancellation	10
SECTION 3.7.	Applicability of Certain Redemption Provisions in Original Indenture	11

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ARTICLE 4

AUTOMATIC CONVERSION

SECTION 4.1.	Automatic Conversion	11
SECTION 4.2.	Right Not to Deliver the Conversion Preferred Shares	11
SECTION 4.3.	Precondition to Delivery of Preferred Shares	12

ARTICLE 5

DEFERRAL RIGHT

SECTION 5.1.	Deferral Right	12
SECTION 5.2.	No Limit	12
SECTION 5.3.	Dividend Stopper Undertaking	12

ARTICLE 6

SUBORDINATION

ARTICLE 7

MERGER, AMALGAMATION, CONSOLIDATION, SALE, LEASE OR CONVEYANCE

SECTION 7.1.	Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance	16

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ARTICLE 8

ADDITIONAL COVENANT

SECTION 8.1.	Additional Covenant	17

ARTICLE 9

EVENTS OF DEFAULT

SECTION 9.1.	Events of Default	17

ARTICLE 10

AMENDMENT, SUPPLEMENT AND WAIVER

ARTICLE 11

INDENTURE SUPPLEMENTAL TO ORIGINAL INDENTURE

SECTION 11.1.	Indenture Supplemental to Original Indenture	19

ARTICLE 12

ACCEPTANCE OF TRUSTS BY TRUSTEE

SECTION 12.1.	Acceptance of Trusts by Trustee	19

ARTICLE 13

MISCELLANEOUS

SECTION 13.1.	Confirmation of Trust Indenture	20
SECTION 13.2.	No Conflict of Interest	20
SECTION 13.3.	Counterparts	20
SECTION 13.4.	Governing Law	20
SECTION 13.5.	Benefits of Indenture	20
SECTION 13.6.	Severability	20
SECTION 13.7.	Successors and Assigns	20

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THIS FIRST SUPPLEMENTAL INDENTURE (the “First Supplemental Indenture”) dated as of January 18, 2022, among ALGONQUIN POWER & UTILITIES CORP., a company duly organized and existing under the laws of Canada (hereinafter called the “Issuer” and, when referred to in the Original Indenture, the “Corporation”) and TSX TRUST COMPANY, a trust company existing under the laws of Canada, as the trustee, the registrar and the transfer agent (hereinafter called the “Trustee”).

WHEREAS by an indenture (the “Original Indenture”) dated as of the date hereof between the Issuer and the Trustee, provision was made for the issue of subordinated notes of the Issuer without limitation as to the aggregate principal amount subject to the provisions of the Original Indenture;

WHEREAS the Issuer is desirous of issuing subordinated notes under the provisions of the Original Indenture and this First Supplemental Indenture, as a series of Securities to be designated as 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082 (the “Notes”);

WHEREAS the Issuer and the Trustee have agreed to supplement the Original Indenture as herein provided;

WHEREAS all necessary action has been taken by the Issuer to make the Notes, when certified by the Trustee and issued and authenticated as provided in this First Supplemental Indenture, valid, binding and legal obligations of the Issuer with the benefits and subject to the terms of the Original Indenture and to make this First Supplemental Indenture a valid and binding agreement of the Issuer, in accordance with its terms; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Issuer and not by the Trustee.

NOW, THEREFORE, THIS INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

Interpretation

SECTION 1.1.    Definitions.  In this First Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:

“5-Year Government of Canada Yield” means, as of any Interest Rate Calculation Date, the bid yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, “5-Year Government of Canada Yield” shall mean the average of the yields determined by two registered Canadian investment dealers (each of which is a member of the Investment Industry Regulatory Organization of Canada), selected by the Issuer, as being the yield to maturity (assuming semi-annual compounding) on such date at or about 10:00 a.m. (Toronto time) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Administrative Action” means, collectively, any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment).

“Automatic Conversion” has the meaning ascribed to such term in Section 4.1.

“Automatic Conversion Event” means an event giving rise to an Automatic Conversion, being the occurrence of any one of the following:  (i) the making by the Issuer of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada), (ii) any proceeding instituted by the Issuer seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent or, where the Issuer is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer or any substantial part of its property and assets in circumstances where the Issuer is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Issuer or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Issuer is adjudged as bankrupt (including any voluntary assignment in bankruptcy) or insolvent under any law relating to bankruptcy or insolvency in Canada, or (iv) any proceeding is instituted against the Issuer seeking to adjudicate it as bankrupt (including any voluntary assignment in bankruptcy) or insolvent, or where the Issuer is insolvent, seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Issuer or any substantial part of its property and assets in circumstances where the Issuer is adjudged as bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Issuer or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets).

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service for purposes of displaying Government of Canada bond yields).

“Calculation Agent” means a third party independent financial institution of national standing in the United States or Canada with experience providing such services, which has been selected by the Issuer.

“Common Shares” means the common shares of the Issuer.

“Conversion Preferred Shares” means the newly issued series of preferred shares of the Issuer to be issued to Holders of Notes upon an Automatic Conversion.

“Conversion Time” has the meaning ascribed to such term in Section 4.1.

“Dividend Restricted Shares” means, collectively, the Preferred Shares and the Common Shares.

“Deferral Period” has the meaning ascribed to such term in Section 5.1.

“GoC Yield” on any date, shall mean the yield to maturity on such date, compounded semi-annually, which a non-callable Government of Canada bond would carry if issued, in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to October 18, 2031. The GoC Yield will be the average of the yields determined by two nationally recognized Canadian investment dealers selected by the Issuer.

“hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this First Supplemental Indenture and not to any particular article, section, subdivision or other portion hereof.

“Holders” means the registered holders, from time to time, of the Notes or, where the context requires, all of such holders.

“Ineligible Person” means any Person whose address is in, or whom the Issuer or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada to the extent that:  (i) the issuance or delivery by the Issuer to such Person, upon an Automatic Conversion, of Conversion Preferred Shares, would require the Issuer to take any action to comply with securities or analogous laws of such jurisdiction or (ii) withholding tax would be applicable in connection with the delivery to such Person of Conversion Preferred Shares upon an Automatic Conversion.

“Interest Payment Date” means January 18 and July 18 of each year during which any Notes are outstanding until the Maturity Date.

“Interest Rate Calculation Date” means the Business Day immediately preceding an Interest Reset Date.

“Interest Reset Date” means January 18, 2032 and every fifth anniversary of such date thereafter.

“Issue Date” means January 18, 2022.

“Maturity Date” means January 18, 2082.

“Notes” means the 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082 issued by the Issuer hereunder.

“Original Indenture” has the meaning ascribed to such term in the first recital to this First Supplemental Indenture.

“Parity Notes” means any class or series of Issuer indebtedness outstanding on the date of this First Supplemental Indenture or thereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion) as to distributions upon liquidation, dissolution or winding-up.

“Preferred Shares” means the preferred shares of the Issuer (including the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares, the Series G Preferred Shares, the Conversion Preferred Shares and the Series I Preferred Shares).

“Prospectus” means the short form base shelf prospectus dated November 18, 2021, as supplemented by the prospectus supplement dated January 12, 2022, relating to the offering by the Issuer of the Notes, including all documents incorporated by reference therein.

“Rating Event” means a change to the methodology or criteria that were employed by any nationally recognized statistical rating organization for purposes of assigning equity credit to securities such as the Notes on the Issue Date, which either (i) shortens the period of time during which equity credit pertaining to the Notes would have been in effect had the methodology not been changed or (ii) reduces the amount of equity credit assigned to the Notes as compared with the amount of equity credit that such rating agency had assigned to the Notes as of the Issue Date.

“Senior Indebtedness” means obligations (other than non-recourse obligations, debt securities (including the Notes) issued under the Indenture or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Issuer for borrowed money or evidenced by bonds, debentures or notes or obligations of the Issuer for or in respect of bankers’ acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation.

“Series A Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series A.

“Series B Preferred Shares” means the Issuer’s nil cumulative floating rate preferred shares, Series B.

“Series C Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series C.

“Series D Preferred Shares” means the Issuer’s cumulative rate reset preferred shares, Series D.

“Series E Preferred Shares” means the Issuer’s nil cumulative floating rate preferred shares, Series E.

“Series F Preferred Shares” means the Issuer’s nil fixed-to-floating preferred shares, Series F.

“Series G Preferred Shares” means the Issuer’s nil fixed-to-floating preferred shares, Series G.

“Series I Preferred Shares” means the Issuer’s nil fixed-to-fixed preferred shares, Series I.

“Tax” means any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto), in each case in the nature of a tax, imposed or levied by a governmental authority.

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.

“Tax Event” means the Issuer has received an opinion of independent counsel of a nationally recognized law firm in Canada or the U.S. experienced in such matters (who may be counsel to the Issuer) to the effect that, as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or taxing authority thereof or therein, affecting taxation, (ii) any Administrative Action, or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any Administrative Action or any interpretation or pronouncement that provides for a position with respect to such Administrative Action that differs from the theretofore generally accepted position, in each of case (i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, Administrative Action, interpretation or pronouncement is made known, which amendment, clarification, change or Administrative Action is effective or which interpretation, pronouncement or Administrative Action is announced on or after the date of issue of the Notes, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or Administrative Action is effective and applicable) that the Issuer is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment by the Issuer of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority.

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine gender and vice versa.

SECTION 1.2.       Interpretation Not Affected By Headings, etc.  The division of this First Supplemental Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this First Supplemental Indenture.

SECTION 1.3.      Incorporation of Certain Definitions.  All terms contained in this First Supplemental Indenture which are defined in the Original Indenture, as supplemented and amended to the date hereof, shall, for all purposes hereof, have the meanings given to such terms in the Original Indenture, as so supplemented and amended, unless otherwise defined herein or unless the context otherwise specifies or requires.

SECTION 1.4.      Definition of “this Indenture”.  The term “this Indenture”, whenever used herein, means the Original Indenture as supplemented and amended by this First Supplemental Indenture.

ARTICLE 2

The Notes

SECTION 2.1.      Designation and Principal Amount.  There is hereby authorized and established a series of Securities under the Indenture, designated as “5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082”, which is not limited in aggregate principal amount. The aggregate principal amount of the Notes to be initially issued shall be limited to $400,000,000.  The Issuer may from time to time issue additional Notes hereunder in accordance with Section 3.3 of the Original Indenture.

SECTION 2.2.      Terms of Notes.  (a)  The Notes shall be dated as of the Issue Date, regardless of their actual date of issue, and shall mature on the Maturity Date.

(b)          The Notes will bear interest from, and including, the Issue Date to, but excluding, January 18, 2032 at a rate of 5.250% per annum.  On January 18, 2032 and on every Interest Reset Date thereafter, the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the 5-Year Government of Canada Yield on the Interest Rate Calculation Date for such Interest Reset Date plus, (i) for the period from, and including, January 18, 2032 to, but excluding, January 18, 2052, 3.717%, and (ii) for the period from, and including, January 18, 2052 to, but excluding, the Maturity Date, 4.467%, in each case, to be reset on each Interest Reset Date.  Subject to Article 5, the Issuer will pay interest semi-annually in arrears on each Interest Payment Date, commencing on July 18, 2022.  Subject to Article 5, interest as aforesaid shall be payable after as well as before default, with interest on overdue interest, in like money, at the same rates and on the same dates.

(c)         The amount of interest payable will be on the basis of equal semi-annual payments when calculating amounts due on any Interest Payment Date and the actual number of days elapsed and a 365-day year when calculating accruals during any partial interest period.  For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by the number of days in such period.

(d)         If an Interest Payment Date, a Redemption Date or the Maturity Date of the Notes falls on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, and, if such payment is so made, no interest on such payment will accrue for the period from and after the Interest Payment Date, the Redemption Date or the Maturity Date, as applicable.

(e)        Interest payments will be made to Holders in whose names the Notes are registered at the close of business on the January 3 and July 3 (in each case, whether or not a Business Day), as the case may be, immediately preceding the relevant Interest Payment Date.

(f)         Unless all of the outstanding Notes have been redeemed as of January 18, 2032, the Issuer will appoint a Calculation Agent with respect to the Notes prior to the Interest Rate Calculation Date preceding January 18, 2032.  The Issuer or any of its affiliates may assume the duties of the Calculation Agent.  The applicable interest rate for each Interest Reset Date will be determined by the Calculation Agent as of the applicable Interest Rate Calculation Date.  If the Issuer or one of its affiliates is not the Calculation Agent, the Calculation Agent will notify the Issuer of the interest rate for the relevant Interest Reset Date promptly upon such determination.  The Issuer will notify the Trustee of such interest rate, promptly upon making or being notified of such determination.  The Calculation Agent’s determination of any interest rate and its calculation of the amount of interest for any Interest Reset Date beginning on or after January 18, 2032 will be conclusive and binding absent manifest error, will be made in the Calculation Agent’s sole discretion and, notwithstanding anything to the contrary in the documentation relating to the Notes, will become effective without consent from any other person or entity.  Such determination of any interest rate and calculation of the amount of interest will be on file at the Issuer’s principal offices and will be made available to any holder of the Notes upon request.  In no event shall the Trustee be the Calculation Agent, nor shall the Trustee have any liability for any determination made by or on behalf of such Calculation Agent.

(g)       If the 5-Year Government of Canada Yield cannot be determined pursuant to the method described above, the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the 5-Year Government of Canada Yield, will determine the 5-Year Government of Canada Yield in its sole discretion; provided that if the Calculation Agent determines there is an industry-accepted successor 5-Year Government of Canada Yield, then the Calculation Agent will use such successor rate.  If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of “business day” and the Interest Rate Calculation Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the 5-Year Government of Canada Yield, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

SECTION 2.3.       Form of Notes.  (a)  Subject to Section 3.6 of the Original Indenture, the Notes shall be issued only as fully registered global Notes in minimum denominations of $2,000.00 and integral multiples of $1,000.00 in excess thereof.

(b)         The Notes and the certificate of the Trustee endorsed thereon shall be in the English language and shall be substantially in the form set out in Exhibit A hereto, with such appropriate additions, deletions, substitutions and variations as the Trustee may approve and shall bear such distinguishing letters and numbers as the Trustee may approve, such approval of the Trustee to be conclusively evidenced by its certification of the Notes.

(c)        The Notes may be engraved, printed or lithographed, or partly in one form and partly in another, as the Issuer may determine.

SECTION 2.4.      Registrar and Transfer Agent, Paying Agent and Calculation Agent.  The Issuer hereby appoints the Trustee as the registrar, transfer agent and paying agent of the Notes and the Trustee hereby accepts such appointment.

SECTION 2.5.      Additional Amounts. This Section 2.5 supersedes and replaces Section 11.2 of the Original Indenture with respect to the Notes other than for purposes of the definition of “Additional Amounts”, and references to “Section 11.2” of the Original Indenture shall instead refer to this “Section 2.5” of this First Supplemental Indenture. The Issuer shall not be required to pay any Additional Amounts on the Notes.

ARTICLE 3

Redemption and Purchase for Cancellation of The Notes

SECTION 3.1.        Redemption of Notes at the Option of the Issuer.

(a)        The Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the Holders, redeem the Notes, in whole at any time or in part from time to time, (i) from October 18, 2031 to January 18, 2032, and (ii) thereafter on any Interest Payment Date (which includes each Interest Reset Date), in each case, at a Redemption Price equal to 100.00% of the principal amount of the Notes redeemed together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the Redemption Date.  At any time prior to October 18, 2031, the Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the Holders, redeem the Notes, in whole at any time or in part from time to time, at a Redemption Price, calculated in accordance with generally accepted Canadian financial practice at 10:00 a.m. (Toronto time) on the business day preceding the date of the issuance by the Issuer of a notice of redemption, equal to the greater of (i) 100.00% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on such Notes (not including any portion of such payments of interest accrued as of the Redemption Date) until October 18, 2031, discounted to the Redemption Date at the GoC Yield plus 50 basis points and on a semi-annual basis; plus, in each case, accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the Redemption Date. Any such optional redemption may be subject to such conditions as may be specified in the applicable notice of redemption pursuant to Section 3.5(e).

(b)       Notwithstanding the occurrence of a Tax Event or Rating Event, the Issuer may elect to exercise the optional redemption right set forth in Section 3.1(a).

SECTION 3.2.      Notice to Trustee.  This Section 3.2 supersedes and replaces Section 12.2 of the Original Indenture with respect to the Notes, and references to “Section 12.2” of the Original Indenture shall instead refer to this “Section 3.2” of this First Supplemental Indenture.  If the Issuer elects to redeem any Notes pursuant to the Indenture, the Issuer shall, at least 45 days prior to the Redemption Date fixed by the Issuer, unless a shorter notice period shall be reasonably satisfactory to the Trustee, notify the Trustee of such Redemption Date and the principal amount of Notes to be redeemed.  Such notice shall be accompanied by an Officer’s Certificate and an Opinion of Counsel from the Issuer to the effect that such redemption shall comply with the terms of the Indenture.

SECTION 3.3.       Early Redemption upon a Tax Event.  This Section 3.3 supersedes and replaces Section 12.7 of the Original Indenture with respect to the Notes, and references to “Section 12.7” of the Original Indenture shall instead refer to this “Section 3.3” of this First Supplemental Indenture.  After the occurrence of a Tax Event, the Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the Holders, redeem all (but not less than all) of the Notes without the consent of the Holders.  The Redemption Price per $1,000.00 principal amount of the Notes shall be equal to 100.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the Redemption Date.

SECTION 3.4.        Early Redemption upon a Rating Event.   At any time within 120 days following the occurrence of a Rating Event, the Issuer may, at its option, on giving not more than 60 days’ nor less than 30 days’ prior notice to the Holders, redeem all (but not less than all) of the Notes without the consent of the Holders.  The Redemption Price per $1,000.00 principal amount of the Notes shall be equal to 102.00% of the principal amount thereof, together with accrued and unpaid interest (including deferred interest, if any) thereon to, but excluding, the Redemption Date.

SECTION 3.5.     Notice of Redemption.  This Section 3.5 supersedes and replaces Section 12.4 of the Original Indenture with respect to the Notes, and references to “Section 12.4” of the Original Indenture shall instead refer to this “Section 3.5” of this First Supplemental Indenture.

(a)         Notice of redemption shall be delivered not less than 30 days nor more than 60 days prior to the Redemption Date, to each Holder of Notes to be redeemed, at the address appearing in the Register.

(b)          All notices of redemption shall state:

(i)           the Redemption Date;

(ii)        the Redemption Price (or if the Redemption Price cannot be calculated at such time, the methodology for the calculation of the Redemption Price);

(iii)        if less than all of the outstanding Notes are to be redeemed, the principal amount of Notes to be redeemed;

(iv)         any conditions precedent to such redemption established in accordance with Section 3.5(e);

(v)       that, subject to the satisfaction or waiver of any conditions specified in such notice, on the Redemption Date, the Redemption Price, together with accrued and unpaid interest (including any deferred interest), if any, to the Redemption Date, will become due and payable upon each such Note to be redeemed, and that interest thereon will cease to accrue on and after such date;

(vi)       the place or places where each such Note is to be surrendered for payment of the Redemption Price and accrued interest, if any;

(vii)       the “CUSIP” number or “ISIN” number printed on the Notes being redeemed; and

(viii)      such other matters as the Issuer shall deem desirable or appropriate.

(c)        Notice of redemption of the Notes to be redeemed at the election of the Issuer, and any notice of non-satisfaction of redemption as aforesaid, shall be given by the Issuer or, at the Issuer’s request, by the Trustee in the name and at the expense of the Issuer.

(d)        Subject to the satisfaction or waiver of any conditions specified in the relevant notice of redemption (established in accordance with Section 3.5(e)), notice of redemption shall be irrevocable and on the Redemption Date, the Notes subject to redemption shall become due and payable at the Redemption Price, and from and after such date (unless the Issuer shall default in the payment of the Redemption Price and accrued interest) such Notes shall cease to bear interest. Notes that are redeemed pursuant to this Article 3 shall be cancelled and shall not be reissued.

(e)         Notice of any redemption of Notes may, at the Issuer’s discretion, be given subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction that is pending (such as an equity or equity-linked offering, an incurrence of indebtedness or an acquisition or other strategic transaction involving a change of control of the Issuer or another entity).  If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or otherwise waived on or prior to the Business Day immediately preceding the relevant Redemption Date.

SECTION 3.6.        Purchase of the Notes for Cancellation.  (a)  Subject to Section 5.3, the Issuer may purchase all or any of the Notes in the open market (which may include purchases from or through an investment dealer or a firm holding membership on or that is a participant of a recognized stock exchange) or by invitation for tenders or by private contract and, in each case, at any price, payable in cash.  Notes purchased by the Issuer shall be delivered to the Trustee for cancellation and shall not be reissued.

(b)        If, upon an invitation for tenders, more Notes than the Issuer is willing to purchase are tendered at the same lowest price, the Notes to be purchased by the Issuer shall be selected by the Trustee pro rata, or in such other manner as the Trustee may consider equitable in compliance with applicable law, from the Notes tendered by each Holder who tendered at such lowest price.  For this purpose, the Trustee may make, and from time to time amend, regulations with respect to the manner in which the Notes may be so selected and regulations so made shall be valid and binding upon all Holders, notwithstanding the fact that, as a result thereof, one or more of such Notes become subject to purchase in part only.  The Holder of any Notes of which a part only is purchased, upon surrender of such Notes for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered and the Trustee shall certify and deliver such new Notes upon receipt of the Notes so surrendered.

SECTION 3.7.        Applicability of Certain Redemption Provisions in Original Indenture.  Sections 12.3, 12.5 and 12.6 of the Original Indenture shall be applicable to the Notes.

ARTICLE 4

Automatic Conversion

SECTION 4.1.      Automatic Conversion.  Upon an Automatic Conversion Event (the “Conversion Time”), all Notes, including accrued and unpaid interest (including deferred interest) thereon, shall be automatically converted (the “Automatic Conversion”), without the consent of the Holders, into a newly issued series of fully paid Conversion Preferred Shares with a stated issue price of $1,000.00 per share. At the Conversion Time, Holders will receive one Conversion Preferred Share for each $1,000.00 principal amount of Notes, together with such number of Conversion Preferred Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest (including deferred interest) on each $1,000.00 principal amount of Notes from the immediately preceding Interest Payment Date to, but excluding, the date of the Automatic Conversion Event by $1,000.00.  At the Conversion Time, all outstanding Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by the Holders, who shall thereupon automatically cease to be Holders thereof, and all rights of any such Holder as a debtholder of the Issuer shall automatically cease.  For greater certainty, any Notes purchased or redeemed by the Issuer prior to the Conversion Time shall be deemed not to be outstanding, and shall not be subject to the Automatic Conversion.

SECTION 4.2.    Right Not to Deliver the Conversion Preferred Shares.  Upon an Automatic Conversion of the Notes, the Issuer reserves the right not to issue some or all, as applicable, of the Conversion Preferred Shares to Ineligible Persons.  In such circumstances, the Issuer will hold all Conversion Preferred Shares that would otherwise be delivered to Ineligible Persons, as agent for such Ineligible Persons, and will attempt to facilitate the sale of such shares through a registered broker or dealer retained by the Issuer for the purpose of effecting the sale (to parties other than the Issuer, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Conversion Preferred Shares.  Such sales, if any, may be made at any time and any price.  The Issuer will not be subject to any liability for failing to sell Conversion Preferred Shares on behalf of any such Ineligible Persons or at any particular price on any particular day.  The net proceeds received by the Issuer from the sale of any such Conversion Preferred Shares will be divided among the Ineligible Persons in proportion to the number of Conversion Preferred Shares that would otherwise have been delivered to them, after deducting the costs of sale and any applicable Taxes or withholding on account of Taxes, if any.  The Issuer will make payment of the aggregate net proceeds to the Depository (if the Notes are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the Applicable Procedures or otherwise.

SECTION 4.3.       Precondition to Delivery of Preferred Shares.  As a precondition to the delivery of any certificate or other evidence of issuance representing any Conversion Preferred Shares or related rights following an Automatic Conversion, the Issuer may require a Holder (and persons holding Notes represented by such Holder) to deliver a declaration, in form and substance satisfactory to the Issuer, confirming compliance with any applicable regulatory requirements to establish that such Holder is not, and does not represent, an Ineligible Person.

ARTICLE 5

Deferral Right

SECTION 5.1.       Deferral Right.  So long as no Event of Default has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”).  Such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes.  Interest that is deferred or otherwise not paid will accrue, compounding to the extent permitted by law on each subsequent Interest Payment Date at the interest rate applicable for the immediately preceding interest period, until paid.  A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest on such date.  No Deferral Period may extend beyond the Maturity Date and for greater certainty, all accrued and unpaid interest shall be due and payable at the Maturity Date.

The Issuer will give the Holders of the Notes written notice of its election to commence a Deferral Period at least 10 days and not more than 60 days before the first applicable Interest Payment Date.  After the commencement of a Deferral Period, the Issuer will give the Holders of the Notes written notice of its election to continue or terminate, as applicable, such Deferral Period, at least 10 days and not more than 60 days before each subsequent Interest Payment Date until the termination of such Deferral Period.

SECTION 5.2.      No Limit.  There shall be no limit on the number of Deferral Periods that may occur pursuant to Section 5.1.

SECTION 5.3.        Dividend Stopper Undertaking.  Unless the Issuer has paid all accrued and unpaid interest on the Notes, the Issuer will not:

(i)        declare any dividends on the Dividend Restricted Shares or pay any interest on any Parity Notes (other than stock dividends on Dividend Restricted Shares);

(ii)       redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Notes (except (A) with respect to Dividend Restricted Shares, out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (B) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); or

(iii)        make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

ARTICLE 6

Subordination

SECTION 6.1.     Notes Subordinated to Senior Indebtedness.  (a)  Pursuant to and in accordance with Article 15 of the Original Indenture, the Notes shall be subordinated to the extent provided in this Article 6 of this First Supplemental Indenture.  The Issuer covenants and agrees, and each Holder of Notes, by the acceptance thereof, likewise covenants and agrees, that the indebtedness represented by the Notes and the payment of the principal of and interest on each and all of the Notes is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all present and future Senior Indebtedness.

(b)         In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Issuer or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Issuer, whether or not involving insolvency or bankruptcy or (ii) subject to the provisions of Section 6.2 that (A) a default shall have occurred with respect to the payment of principal of or interest on or other monetary amounts due and payable on any Senior Indebtedness or (B) there shall have occurred an event of default (other than a default in the payment of principal or interest or other monetary amounts due and payable) in respect of any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both), and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and, in the cases of subclauses (A) and (B) of this clause (ii), such default or Event of Default shall not have been cured or waived or shall not have ceased to exist or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to Section 5.2 of the Original Indenture and such declaration shall not have been rescinded and annulled as provided therein, then:

(1)            The holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money’s worth, before the Holders of any of the Notes are entitled to receive a payment on account of the principal of or interest on the indebtedness evidenced by the Notes, including, without limitation, any payments made pursuant to Article 3;

(2)            Any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, to which the Holders of any of the Notes or the Trustee would be entitled except for the provisions of this Article shall be paid or delivered by the person making such payment or distribution, whether a trustee in bankruptcy, a receiver, receiver and manager or liquidating trustee or otherwise, directly to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness, before any payment or distribution is made to the holders of the indebtedness evidenced by the Notes or to the Trustee under this instrument; and

(3)            In the event that, notwithstanding the foregoing, any payment by, or distribution of assets of, the Issuer of any kind or character, whether in cash, property or securities, in respect of principal of or interest on the Notes or in connection with any repurchase by the Issuer of the Notes, shall be received by the Trustee or the Holders of any of the Notes before all Senior Indebtedness is paid in full, or provision made for such payment in money or money’s worth, such payment or distribution in respect of principal of or interest on the Notes or in connection with any repurchase by the Issuer of the Notes shall be paid over to the holders of such Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing any such Senior Indebtedness may have been issued, ratably as aforesaid, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution (or provision therefor) to the holders of such Senior Indebtedness.

SECTION 6.2.       Disputes with Holders of Certain Senior Indebtedness.  Any failure by the Issuer to make any payment on or perform any other obligation under Senior Indebtedness, other than any indebtedness incurred by the Issuer or assumed or guaranteed, directly or indirectly, by the Issuer for money borrowed (or any deferral, renewal, extension or refunding thereof) or any indebtedness or obligation as to which the provisions of this Section 6.2 shall have been waived by the Issuer in the instrument or instruments by which the Issuer incurred, assumed, guaranteed or otherwise created such indebtedness or obligation, shall not be deemed a default or event of default under Section 6.1(b)(ii) if (1) the Issuer shall be disputing its obligation to make such payment or perform such obligation and (2) either (i) no final judgment relating to such dispute shall have been issued against the Issuer, which is in full force and effect and is not subject to further review, including a judgment that has become final by reason of the expiration of the time within which a party may seek further appeal or review or (ii) in the event of a judgment that is subject to further review or appeal has been issued, the Issuer shall in good faith be prosecuting an appeal or other proceeding for review and a stay of execution shall have been obtained pending such appeal or review.

SECTION 6.3.       Subrogation.  Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated (equally and ratably with the holders of all obligations of the Issuer which by their express terms are subordinated to Senior Indebtedness of the Issuer to the same extent as the Notes are subordinated and which are entitled to like rights of subrogation) to the rights of the holders of Senior Indebtedness to receive payments or distributions of cash, property or securities of the Issuer applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and as between the Issuer, its creditors other than holders of such Senior Indebtedness and the Holders, no such payment or distribution made to the holders of Senior Indebtedness by virtue of this Article that otherwise would have been made to the Holders shall be deemed to be a payment by the Issuer on account of such Senior Indebtedness, it being understood that the provisions of this Article are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the holders of Senior Indebtedness, on the other hand.

SECTION 6.4.      Obligation of Issuer Unconditional.  (a)  Nothing contained in this Article or elsewhere in this Indenture or in the Notes is intended to or shall impair, as among the Issuer, its creditors other than the holders of Senior Indebtedness and the Holders, the obligation of the Issuer, which is absolute and unconditional, to pay to the Holders the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders and creditors of the Issuer other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or any Holder from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article of the holders of Senior Indebtedness in respect of cash, property or securities of the Issuer received upon the exercise of any such remedy.

(b)        Upon payment or distribution of assets of the Issuer referred to in this Article, the Trustee and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which any such dissolution, winding up, liquidation or reorganization proceeding affecting the affairs of the Issuer is pending or upon a certificate of the trustee in bankruptcy, receiver, receiver and manager, assignee for the benefit of creditors, liquidating trustee or agent or other person making any payment or distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Indebtedness and other indebtedness of the Issuer, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

SECTION 6.5.      Payments on Notes Permitted.  Nothing contained in this Article or elsewhere in this Indenture or in the Notes shall affect the obligations of the Issuer to make, or prevent the Issuer from making, payment of the principal of or interest on the Notes in accordance with the provisions hereof and thereof, except as otherwise provided in this Article.

SECTION 6.6.       Effectuation of Subordination by Trustee.  Each Holder of Notes, by its acceptance thereof, authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article and appoints the Trustee its attorney-in-fact for any and all such purposes.

SECTION 6.7.      Knowledge of Trustee.  Notwithstanding the provisions of this Article or any other provisions of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee shall have received written notice thereof mailed or delivered to the Trustee from the Issuer, any Holder, any paying agent or the holder or representative of any class of Senior Indebtedness; provided that if at least three Business Days prior to the date upon which by the terms hereof any such moneys may become payable for any purpose (including, without limitation, the payment of the principal or interest on any Note) the Trustee shall not have received with respect to such moneys the notice provided for in this Section 6.7, then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such moneys and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary that may be received by it within three Business Days prior to or on or after such date.

SECTION 6.8.      Trustee May Hold Senior Indebtedness.  The Trustee shall be entitled to all the rights set forth in this Article with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in the Original Indenture or elsewhere in this Indenture shall deprive the Trustee of any of its rights as such holder.

SECTION 6.9.      Rights of Holders of Senior Indebtedness Not Impaired.  (a)  No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein shall at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or by any noncompliance by the Issuer with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

(b)        With respect to the holders of Senior Indebtedness, (i) the duties and obligations of the Trustee shall be determined solely by the express provisions of this Indenture, (ii) the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, (iii) no implied covenants or obligations shall be read into this Indenture against the Trustee and (iv) the Trustee shall not be deemed to be a fiduciary as to such holders.

SECTION 6.10.     Article Applicable to Paying Agents.  In case at any time any paying agent other than the Trustee shall have been appointed by the Issuer and be then acting hereunder, the term “Trustee” as used in this Article shall in such case (unless the context shall require not otherwise) be construed as extending to and including such paying agent within its meaning as fully for all intents and purposes as if such paying agent were named in this Article in addition to or in place of the Trustee; provided, however, that Sections 6.7 and 6.8 shall not apply to the Issuer if it acts as its own paying agent.

SECTION 6.11.      Trustee; Compensation Not Prejudiced.  Nothing in this Article shall apply to claims of, or payments to, the Trustee pursuant to Section 6.7 of the Original Indenture.

ARTICLE 7

Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance

SECTION 7.1.     Merger, Amalgamation, Consolidation, Sale, Lease or Conveyance.  This Section 7.1 supersedes and replaces Section 8.1 of the Original Indenture with respect to the Notes, and references to “Section 8.1” of the Original Indenture shall instead refer to this “Section 7.1” of this First Supplemental Indenture.

(a)         The Issuer shall not merge, amalgamate or consolidate with any other Person or sell, lease or convey all or substantially all of its assets to any Person, unless:

(i)          the Issuer shall be the continuing Person, or the successor corporation or Person that acquires all or substantially all the assets of the Issuer shall expressly assume all of the covenants to be performed and conditions to be observed by the Issuer under the Indenture by supplemental indenture reasonably satisfactory to the Trustee executed and delivered to the Trustee by such Person;

(ii)        immediately after such merger, amalgamation, consolidation, sale, lease or conveyance the Issuer or such successor Person must not be in default in the performance of the covenants and conditions of the Indenture to be performed or observed by the Issuer; and

(iii)      the Issuer shall deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with this Section 7.1 and that all conditions precedent herein provided for relating to such transaction have been complied with.

ARTICLE 8

Additional Covenant

SECTION 8.1.       Additional Covenant.  The Issuer covenants for the benefit of Holders of Notes, that for so long as the Conversion Preferred Shares issuable upon the Automatic Conversion are issuable or outstanding, the Issuer will not create or issue any Preferred Shares which, in the event of insolvency, liquidation, dissolution or winding-up of the Issuer, would rank in right of payment in priority to such Conversion Preferred Shares.

ARTICLE 9

Events of Default

SECTION 9.1.       Events of Default.  (a)  With respect to the Notes, “Event of Default” means any one of the following events (whatever the reason for such Event of Default and whether it shall be occasioned by provisions of Article 6 of this First Supplemental Indenture or be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulations of any administrative or governmental body):

(i)           default on the payment of principal or premium, if any, when due and payable;

(ii)        default on the payment of interest when due and payable and such default continues for 30 days; provided, however, that if the Issuer, at its sole option, elects to defer interest payments pursuant to Article 5 of this First Supplemental Indenture, the date on which such payment is due and payable shall be the date on which the Issuer is required to make payment following such deferral;

(iii)        default in the performance of Section 7.1 of this First Supplemental Indenture; or

(iv)        default in the performance of, or breaches of, any covenant of the Issuer under the Indenture (other than a covenant or a default in whose performance or breach is specifically dealt with in clause (i), (ii) or (iii) above), and such default or breach continues for a period of 90 days after there has been given written notice by registered or certified mail, to the Issuer by the Trustee, or to the Issuer and the Trustee by the Holders of at least 25.00% in principal amount of the Notes, specifying such default or breach and requiring it to be remedied.

(b)          This Section 9.1 supersedes and replaces Section 5.1 of the Original Indenture with respect to the Notes.  References to “Section 5.1” of the Original Indenture shall instead refer to this “Section 9.1” of this First Supplemental Indenture; references to “Section 5.1(3)” of the Original Indenture shall refer to “Section 9.1(a)(iv)” of this First Supplemental Indenture; and references to “clause (1) or (2) of Section 5.1” in the Original Indenture shall be deemed to refer to “clause (i) or (ii) of Section 9.1(a)” of this First Supplemental Indenture.

ARTICLE 10

Amendment, Supplement and Waiver

SECTION 10.1.    Without the Consent of Holders.  This Section 10.1 supersedes and replaces Section 10.1 of the Original Indenture with respect to the Notes, and references to “Section 10.1” of the Original Indenture shall instead refer to this “Section 10.1” of this Third Supplemental Indenture.  At any time and from time to time the Issuer and the Trustee may, without the consent of any Holders, and they shall when required by the Indenture, amend or supplement the Indenture or the Notes, for any of the following purposes:

(a)          to evidence the succession of another Person to the Issuer and the assumption by such successor of the covenants of the Issuer in the Indenture and the Notes in accordance with Section 7.1 of this First Supplemental Indenture;

(b)         to add or amend the covenants of the Issuer or any other obligor for the benefit of holders of the Notes or surrender any right or power under the Indenture conferred upon the Issuer;

(c)          to add any additional Events of Default for the benefit of the Holders of the Notes;

(d)          to secure the Notes or add guarantees with respect to the Notes;

(e)        to evidence and provide for the acceptance of appointment by a successor Trustee or to add or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by multiple Trustees or the removal of one or more of the Trustees;

(f)          to cure any ambiguity, to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provisions of the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture; provided that such action pursuant to this clause (g) shall not adversely affect the interests of Holders of the Notes in any material respect;

(g)          to give effect to any Extraordinary Resolution or Ordinary Resolution;

(h)          to conform the text of the Indenture or the terms of the Notes to the “Description of the Notes” in the Prospectus; or

(i)           to make any other change that does not adversely affect the interests of Holders of Notes in any material respect.

ARTICLE 11

Indenture Supplemental to Original Indenture

SECTION 11.1.     Indenture Supplemental to Original Indenture.  This First Supplemental Indenture is supplemental to the Original Indenture within the meaning of the Original Indenture.  The Original Indenture, all indentures supplemental thereto and this First Supplemental Indenture shall, subject to Section 10.4 of the Original Indenture, be read together and have the effect so far as practicable as though all the provisions thereof and hereof were contained in one instrument.  The terms and provisions contained in this First Supplemental Indenture will constitute, and are hereby expressly made a part of, the Original Indenture.  The Issuer and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby; provided, however, that the provisions of this First Supplemental Indenture shall apply solely with respect to the Notes and that, except as expressly supplemented hereby with respect to the Notes, the Original Indenture shall continue in full force and effect and is in all respects confirmed, ratified and preserved.  The Original Indenture and this First Supplemental Indenture shall be read, taken and construed as one and the same instrument.  In the event that any provision of this First Supplemental Indenture expressly limits, qualifies or conflicts with a provision of the Original Indenture, such provision of this First Supplemental Indenture shall control.

ARTICLE 12

Acceptance of Trusts by Trustee

SECTION 12.1.     Acceptance of Trusts by Trustee.  The Trustee hereby accepts the trusts and duties declared and provided for in, and as otherwise contemplated by, this First Supplemental Indenture and hereby agrees to perform the same upon the terms and conditions set forth herein and as contemplated hereby and in the Original Indenture, in each case as supplemented or amended from time to time.

ARTICLE 13

Miscellaneous

SECTION 13.1. Confirmation of Trust Indenture. The Original Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified, confirmed and approved.

SECTION 13.2.     No Conflict of Interest. The Trustee represents to the Issuer that, at the date of the execution and delivery of this First Supplemental Indenture, there exists no material conflict of interest between the role of the Trustee as a fiduciary hereunder and the Trustee’s role in any other capacity.

SECTION 13.3.     Counterparts.  This First Supplemental Indenture may be executed in any number of counterparts, and may be delivered originally or electronically, including by e-mail in portable document format, and each such original or electronic copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

SECTION 13.4.     Governing Law.  This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to conflicts of laws principles thereof, and will be treated in all respects as Ontario contracts, and each of the Issuer, the Trustee and, by their acceptance of Notes and the benefits of this Indenture, the Holders from time to time submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

SECTION 13.5.     Benefits of Indenture.  Nothing in this First Supplemental Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, any Authenticating Agent, any Paying Agent, any Registrar and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture.

SECTION 13.6.    Severability.  In case any provision in this First Supplemental Indenture or in any of the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 13.7.     Successors and Assigns.  All covenants and agreements in this First Supplemental Indenture by the Issuer shall bind its successors and assigns, whether so expressed or not.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this First Supplemental Indenture under the hands of their proper officers duly authorized in that behalf.

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Arun Banskota
	Name:	Arun Banskota
	Title:	President and Chief Executive Officer

By:	/s/ Arthur Kacprzak
	Name:	Arthur Kacprzak
	Title:	Chief Financial Officer

TSX TRUST COMPANY

By:	/s/ Marcus Boire
	Name:	Marcus Boire
	Title:	Authorized Signatory

By:	/s/ Geralyn Krowles
	Name:	Geralyn Krowles
	Title:	Authorized Signatory

[Signature page to the First Supplemental Indenture]

Exhibit A

FORM OF GLOBAL NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ALGONQUIN POWER & UTILITIES CORP. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

No. ●

ALGONQUIN POWER & UTILITIES CORP.

(a company established under the laws of Canada)

5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A Due January 18, 2082

CUSIP: 015857AG0	ISIN: CA015857AG06

ALGONQUIN POWER & UTILITIES CORP. (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the registered holder hereof (the “Holder”) on January 18, 2082, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of $● in lawful money of Canada on presentation and surrender of this Note (as defined below) at the principal office of the Trustee in the City of Toronto, Ontario or such other location as it may designate from time to time, and to pay interest on the principal amount hereof from, and including, the date hereof, or from, and including, the last Interest Payment Date (as defined in the Indenture) to which interest shall have been paid or made available for payment on the outstanding Notes, whichever is later, at the rate of 5.250% per annum from January 18, 2022 to, but excluding, January 18, 2032.  On January 18, 2032 and on every Interest Reset Date (as defined in the Indenture) thereafter, the interest rate on the Notes shall be reset, and the Notes will bear interest at a rate per annum equal to the 5-Year Government of Canada Yield (as defined in the Indenture) on the Interest Rate Calculation Date (as defined in the Indenture) for such Interest Reset Date plus, (i) for the period from, and including, January 18, 2032 to, but excluding, January 18, 2052, 3.717%, and (ii) for the period from, and including, January 18, 2052 to, but excluding, the Maturity Date, 4.467%, in each case, to be reset on each Interest Reset Date.  Subject to Article 5 of the first supplemental indenture referred to below, (i) interest will be payable semi-annually in arrears on each Interest Payment Date (or the next following Business Day if such date is not a Business Day), commencing on July 18, 2022 and (ii) interest as aforesaid shall be payable after as well as before default, with interest on overdue interest, in like money, at the same rates and on the same dates.

Exh. A-1

This Note is one of the 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082 (the “Notes”) of the Issuer issued or issuable under the provisions of an indenture made as of January 18, 2022, between the Issuer and TSX Trust Company as the Trustee, the Registrar and the Transfer Agent (the “Trustee”), as supplemented by the first supplemental indenture dated as of January 18, 2022, between the Issuer and the Trustee (which indenture as so supplemented is herein referred to as the “Indenture”).  The Notes issuable under the Indenture are unlimited in principal amount.  Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Notes are or are to be issued and held and the rights, remedies and obligations of the holders of the Notes, of the Issuer and of the Trustee in respect thereof, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder by acceptance hereof acknowledges and assents.

So long as no Event of Default (as defined in the Indenture) has occurred and is continuing, the Issuer may elect, at its sole option, at any date other than an Interest Payment Date, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a “Deferral Period”).  There shall be no limit on the number of Deferral Periods that may occur.  Such deferral will not constitute an Event of Default or any other breach under the Indenture and the Notes.  Interest that is deferred or otherwise not paid will accrue, compounding to the extent permitted by law on each subsequent Interest Payment Date at the interest rate applicable for the immediately preceding interest period, until paid.  A Deferral Period terminates on any Interest Payment Date on which the Issuer pays all accrued and unpaid interest on such date.  No Deferral Period may extend beyond the Maturity Date and for greater certainty, all accrued and unpaid interest shall be due and payable at the Maturity Date.

The Notes are issuable only as fully registered global Notes in minimum denominations of $2,000.00 and integral multiples of $1,000.00 in excess thereof.  Upon compliance with the provisions of the Indenture, the Notes of any denomination may be exchanged for an equal aggregate principal amount of the Notes in any other authorized denomination or denominations. The Notes are direct obligations of the Issuer but are not secured by any mortgage, pledge, hypothec or other charge.

The indebtedness evidenced by this Note and by all other Notes now or hereafter certified and delivered under the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all present and future Senior Indebtedness (as defined in the Indenture), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The right is reserved to the Issuer to purchase or redeem the Notes for cancellation, and in certain circumstances the Issuer will be required to redeem the Notes, in all cases in accordance with the provisions of the Indenture.

The Notes will be automatically converted into Conversion Preferred Shares (as defined in the Indenture) upon an Automatic Conversion Event (as defined in the Indenture), in the manner, with the effect and as of the effective time contemplated in the Indenture.

The Indenture contains provisions making binding upon all Holders of the Notes outstanding thereunder resolutions passed at meetings of Holders of the Notes held in accordance with such provisions and instruments signed by the Holders of a specified majority of the Notes.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee or other registrar in the City of Toronto, Ontario by the Holder or such Holder’s executors or administrators or other legal representatives or such Holder’s attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe.

Exh. A-2

This Note shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

This Note shall not become obligatory for any purpose until it shall have been authenticated by the Trustee in accordance with the Indenture.

IN WITNESS WHEREOF, the Issuer has caused this instrument to be duly executed as of           , 2022.

ALGONQUIN POWER & UTILITIES CORP.

By:
Name:
Title:

By:
Name:
Title:

Exh. A-3

(FORM OF TRUSTEE’S CERTIFICATE)

This Note is one of the 5.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes Series 2022-A due January 18, 2082 referred to in the Indenture within mentioned.

Dated: , 2022

TSX TRUST COMPANY, as Trustee

By:
(Authorized Signing Officer)

Exh. A-4

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEE OR OTHER REGISTRAR)

No. ●	ISIN: CA015857AG06
CUSIP: 015857AG0

ALGONQUIN POWER & UTILITIES CORP.
(A corporation existing under the laws of Canada)
5.250% FIXED-TO-FIXED RESET RATE JUNIOR SUBORDINATED NOTES, SERIES 2022-A DUE JANUARY 18, 2082

DATE OF REGISTRATION	IN WHOSE NAME REGISTERED	AMOUNT OF DECREASE	AMOUNT OF INCREASE	AMOUNT OF 5.250% FIXED-TO-FIXED RESET RATE JUNIOR SUBORDINATED NOTES, SERIES 2022-A NOTES OUTSTANDING FOLLOWING CHANGE	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR
January 18, 2022	CDS & CO.	0	0	Initial Amount: $●

Exh. A-5

(FORM OF ASSIGNMENT)

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _______________, whose address and social insurance number, if applicable are set forth below, this Note (or $_______________ principal amount hereof) of ALGONQUIN POWER & UTILITIES CORP. standing in the name(s) of the undersigned in the register maintained by or on behalf of Algonquin Power & Utilities Corp. with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

1.
The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

Exh. A-6